EXHIBIT 99.4

CREAM MINERALS LTD.
Suite 890 – 789 West Pender Street
Vancouver, B.C.  V6C 1H2
www.creamminerals.com

August 13, 2013	TSX Venture Exchange Symbol: CMA U.S. 20-F Registration: 000-29870 OTCQB: CRMXF Frankfurt Stock Exchange: DFL

Cream Announces Resignation of Director

Vancouver, BC – August 13, 2013 - Cream Minerals Ltd. (TSX-V: CMA) ("Cream" or the “Company”), announces that Mr. Sargent Berner has resigned as a Director of the Company for personal reasons.

Mr. Berner served as a director of the Company for 16 years. During his tenure Mr. Berner chaired several committees including the Audit Committee, Governance and Compensation Committee and two Special Committees. Cream thanks Mr. Berner for his significant contributions to the Company and wishes him great success in his future endeavours.

Cream Minerals is a silver-gold exploration company. To learn more about Cream Minerals please click here www.creamminerals.com

Christopher Hebb, LLB,  Chairman
Chairman of the Board

Michael E. O’Connor
President & CEO

Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.